Exhibit 99.1

LATAM group load factor reached 86.8% in July, the highest level reached since 2019

•	So far this year, the group has transported 41 million passengers, which represents a 20.1% increase compared to the same period last year.

August 10, 2023 - LATAM group continues to provide more and better connectivity to its passengers and it has transported 41 million passengers in the first seven months of the year, which represents a growth of 20.1% compared to the same period last year. In July, the group transported 6.8 million passengers, 19.2% more than in 2022 and 2% more than in 2019.

During the month, LATAM group load factor posted a 4.4 percentage points increase compared to the same month last year, reaching 86.8%, the highest level since 2019. The load factor of international flights operated by the group's affiliates stood out, reaching 88.8%, while the load factor for the domestic flights of the Brazilian affiliate was 84.9% and for the domestic operations of Spanish-speaking affiliates (Colombia, Chile, Ecuador, Peru) was 84.8%.

These operational statistics are part of the traffic report that LATAM group delivers monthly, which also includes some operational updates from recent weeks.

An important milestone in August was the launch of the Guarulhos - Los Angeles route by LATAM Airlines Brazil, the first route in the Brazilian market in the context of the JV between LATAM and Delta.

Operational statistics for July 2023

In July 2023, passenger traffic (measured in revenue passenger-kilometers - RPK) increased by 19.6% compared to the same period in 2022, and operations measured in ASK (available seat-kilometers) increased by 13.5%. In cargo, capacity (measured in available ton-kilometers - ATK) increased by 8.8% compared to June 2022.

INVESTOR RELATIONS CONTACT INFORMATION

LATAM Airlines Group S.A.

Investor Relations

InvestorRelations@latam.com

Tel: (56-2) 2565-3844

www.latamairlinesgroup.net

The following table summarizes the operational statistics for the month and the accumulated to date for the main business units in LATAM:

LATAM GROUP OPERATIONS	July			Year to Date
	2023	2022	% Change	2023	2022	% Change
LATAM GROUP PASSENGER OPERATIONS

REVENUE PASSENGER KILOMETERS (million)
SYSTEM	10,353	8,659	19.6%	62,975	49,808	26.4%
DOMESTIC SSC (1)	1,881	1,646	14.2%	11,332	10,919	3.8%
DOMESTIC BRAZIL (2)	3,325	3,043	9.3%	20,495	17,561	16.7%
INTERNATIONAL (3)	5,147	3,969	29.7%	31,148	21,329	46.0%

AVAILABLE SEAT KILOMETERS (million)
SYSTEM	11,926	10,507	13.5%	77,120	61,714	25.0%
DOMESTIC SSC (1)	2,217	2,021	9.7%	13,970	13,549	3.1%
DOMESTIC BRAZIL (2)	3,915	3,818	2.5%	25,962	22,361	16.1%
INTERNATIONAL (3)	5,795	4,668	24.1%	37,188	25,805	44.1%

PASSENGER LOAD FACTOR
SYSTEM	86.8%	82.4%	4.4pp	81.7%	80.7%	1.0pp
DOMESTIC SSC (1)	84.8%	81.5%	3.4pp	81.1%	80.6%	0.5pp
DOMESTIC BRAZIL (2)	84.9%	79.7%	5.2pp	78.9%	78.5%	0.4pp
INTERNATIONAL (3)	88.8%	85.0%	3.8pp	83.8%	82.7%	1.1pp

PASSENGER BOARDED (thousand)
SYSTEM	6,817	5,720	19.2%	40,899	34,045	20.1%
DOMESTIC SSC (1)	2,584	2,234	15.7%	15,303	14,409	6.2%
DOMESTIC BRAZIL (2)	3,046	2,663	14.4%	18,587	15,294	21.5%
INTERNATIONAL (3)	1,188	824	44.1%	7,009	4,342	61.4%

LATAM GROUP CARGO OPERATIONS

REVENUE TON KILOMETERS (Cargo) (million)
SYSTEM	292	300	-2.7%	2,083	1,983	5.0%

AVAILABLE TON KILOMETERS (Cargo) (million)
SYSTEM	595	546	8.8%	4,059	3,436	18.1%

CARGO LOAD FACTOR
SYSTEM	49.1%	54.9%	-5.8pp	51.3%	57.7%	-6.4pp

(1)	Domestic SSC refers to domestic operations of LATAM Airlines Chile, LATAM Airlines Colombia, LATAM Airlines Ecuador and LATAM Airlines Peru.
(2)	Domestic Brazil refers to LATAM Airlines Brazil domestic operations.
(3)	International refers to international operations of LATAM Airlines Brazil, LATAM Airlines Chile, LATAM Airlines Colombia, LATAM Airlines Ecuador and LATAM Airlines Peru.

INVESTOR RELATIONS CONTACT INFORMATION

LATAM Airlines Group S.A.

Investor Relations

InvestorRelations@latam.com

Tel: (56-2) 2565-3844

www.latamairlinesgroup.net

ABOUT LATAM GROUP

LATAM Airlines Group S.A. and its subsidiaries are the leading airline group in Latin America, with presence in five domestic markets in the region: Brazil, Chile, Colombia, Ecuador and Peru, in addition to international operations within Latin America and to Europe, Oceania, the United States and the Caribbean.

The group has a fleet of Boeing 767, 777, 787, Airbus A321, A320, A320neo and A319 aircraft. LATAM Cargo Chile, LATAM Cargo Colombia and LATAM Cargo Brazil are the LATAM group’s cargo subsidiaries, having a combined fleet of 18 freighter aircraft, which will gradually increase to a total of 19 cargo aircraft by 2024. These cargo subsidiaries have access to the group's passenger aircraft, and operate within the LATAM group network, as well as on exclusive international routes for cargo transportation. In addition, they offer a modern infrastructure and a wide variety of services and support options to meet the needs of its customers.

More financial information at www.latamairlinesgroup.net

www.latam.com

INVESTOR RELATIONS CONTACT INFORMATION

LATAM Airlines Group S.A.

Investor Relations

InvestorRelations@latam.com

Tel: (56-2) 2565-3844

www.latamairlinesgroup.net

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